[EFH LETTERHEAD]

January 24, 2011

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings

Assistant Director

Re:	Energy Future Holdings Corp.

Registration Statement on Form S-4

File No. 333-171253

Registration Statement on Form S-1

File No. 333-171256

Filed December 17, 2010

Ladies and Gentlemen:

Set forth below are the responses of Energy Future Holdings Corp. (the “Company”) to the comments made in your letter dated January 14, 2011.

Registration Statement on Form S-4

Cover Page of the Registration Statement

1.	We note from the registration fee table that you are registering $1,060,757,000 of your 10.000% Senior Secured Notes due 2020. However it appears that the Notes issued pursuant to your January 12, 2010 Indenture and the related Supplemental Indentures amounts to $1,059,542,000. Please explain this apparent discrepancy or revise your disclosure accordingly.

RESPONSE:	The Company confirms that there are $1,060,757,000 of its 10.000% Senior Secured Notes due 2020 (the “Notes”) currently outstanding. The Company inadvertently filed a prior version of the Seventh Supplemental Indenture as Exhibit 4(f) to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. The previously filed Seventh Supplemental Indenture states that $33,535,000 of Notes was issued thereunder. However, the actual Seventh Supplemental Indenture correctly reflects that $34,750,000 of Notes was issued thereunder. The difference in the amount of Notes between the incorrectly filed Seventh Supplemental Indenture and the correct Seventh Supplemental Indenture accounts for the discrepancy in the amount of Notes being registered. Accordingly, the Company has re-filed the Seventh Supplemental Indenture as Exhibit 4(r) to Amendment No. 1 to the Registration Statement on Form S-4 and has corrected the incorporation by reference of such indenture in Amendment No. 1 to the Registration Statement on Form S-1.

Item 21. Exhibits and Financial Statement Schedules, page II-5

Exhibit 4(k), page II-6

2.	We note that the indenture filed in your Form 8-K on January 19, 2010 is not executed. Pursuant to Instruction 1 to Item 601 of Regulation S-K, you cannot incorporate incomplete items by reference. Accordingly, please file the final executed indenture as an exhibit to this filing. Also, ensure that your Registration Statement on Form S-1 filed on December 17, 2010 incorporates by reference the final executed indenture filed with this Form S-4/A.

RESPONSE:	The Company has re-filed the executed indenture originally filed as an exhibit to its Form 8-K on January 19, 2010 as Exhibit 4(k) to Amendment No. 1 to the Registration Statement on Form S-4 and has corrected the incorporation by reference of such indenture in Amendment No. 1 to the Registration Statement on Form S-1.

Exhibit 5(a), page II-10

3.	Counsel’s assumptions in the fourth and seventh paragraphs of the opinion are overly broad and may have the effect of negating the opinion itself. Please have counsel revise the opinion to delete or appropriately narrow these assumptions. This comment also applies to the legal opinion filed as Exhibit 5(a) to your Registration Statement on Form S-1 filed December 17, 2010.

RESPONSE:	The legal opinions have been revised to delete the assumptions in the fourth and seventh paragraphs, and the Company has filed the revised opinions as Exhibit 5(a) to each of Amendment No. 1 to the Form S-4 and Amendment No. 1 to the Form S-1.

4.	Please have counsel revise the penultimate paragraph of the opinion to state that the opinion also covers all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws.

RESPONSE:	The legal opinions have been revised such that they cover the applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws, and the Company has filed the revised opinions as Exhibit 5(a) to each of Amendment No. 1 to the Form S-4 and Amendment No. 1 to the Form S-1.

Registration Statement on Form S-1

Item 16. Exhibits and Financial Statement Schedules, page II-5

Exhibit 5(a), page II-10

5.	Please have counsel also opine that the guarantees will be binding obligations of the guarantors.

RESPONSE:	The legal opinion has been revised to include an opinion stating that the guarantees will be binding obligations of the guarantors, and the Company has filed the revised opinion as Exhibit 5(a) to Amendment No. 1 to the Form S-1.

Please direct all questions with respect to the foregoing responses to the undersigned (by facsimile (214) 812-5015 or by telephone (214) 812-6038).

Sincerely,

/s/ Andrew M. Wright

Andrew M. Wright
Vice President & Associate General Counsel

cc:	Paul Keglevic (Company)

Stan Szlauderbach (Company)

Robert Little (Vinson & Elkins L.L.P.)